MACHINETALKER, INC.
                              513 DE LA VINA STREET
                         SANTA BARBARA, CALIFORNIA 93101
                            TELEPHONE: (805) 957-1680
                            FACSIMILE: (805) 957-1740
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                                December 20, 2005


VIA AIR COURIER
---------------

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

         Re: MachineTalker, Inc. - Registration Statement on Form SB-2 Filed on August 1, 2005, as Amended on September 27, 2005, October 11, 2005, October 21, 2005, November 2, 2005, November 18, 2005, and December 9, 2005 - File Number 333-127080 (the
                  "Registration Statement")
                  --------------------------------------------------------------

Dear Mr. Spirgel:

         We respectfully request that the above referenced Registration Statement become effective as of 5:00 p.m. Eastern Standard Time on Thursday, December 22, 2005 or as soon as practicable thereafter. In conjunction with this request we acknowledge that:

     1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                  Yours very truly,


                                  /s/Roland Bryan
                                  ----------------------------------------
                                  Roland Bryan, President of MachineTalker, Inc.


cc: Roland Bryan